October 13, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Eric Atallah and Kate Tillan

Re:	voxeljet AG
Form 20-F for the fiscal year ended December 31, 2014
Filed March 27, 2015
File No. 001-36130

Ladies and Gentlemen:

voxeljet AG (the “Company”) confirms receipt of the letter dated October 2, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 20-F. In response to the Staff’s comments, the Company acknowledges that:

(1)                                 The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VOXELJET AG

By:	/s/ Rudolf Franz
Name:	Rudolf Franz
Title:	Chief Financial Officer

cc:  David S. Rosenthal, Dechert LLP